SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-13053
A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
STILLWATER MINING COMPANY
1321 DISCOVERY DRIVE
BILLINGS, MONTANA 59102

REQUIRED INFORMATION
1.	Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan — Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2007 and 2006, the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2007, and the related Notes to Financial Statements together with supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2007, and Schedule H, line 4i — Schedule of Assets (Held at End of Year), as of December 31, 2007.
2.	Exhibits filed as part of this annual report: Exhibit 23.1 — Consent of Tanner LC, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN
June 26, 2008	/s/ John R. Stark
Date	John R. Stark
Vice President, Human Resources, Corporate Counsel and Secretary

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEAR ENDED DECEMBER 31, 2007

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

*Other supplemental schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the
Stillwater Mining Company Bargaining Unit 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2007, and Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC
Salt Lake City, Utah
June 26, 2008

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments at fair value (see note 3):
Mutual funds and guaranteed interest account	$45,837,316	$40,072,712
Common stock fund	8,912,351	11,064,206
Participant loans	3,668,259	3,770,534
Non-interest bearing cash	1,737	3,849

Total investments	58,419,663	54,911,301

Receivables:
Employer contributions	336,013	411,596
Participant contributions and loan repayments	—	250,345
Other	6,852	5,161

Total receivables	342,865	667,102

Total assets	58,762,528	55,578,403

LIABILITIES
Accounts payable	3,165	3,157

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	58,759,363	55,575,246

Adjustment from fair value to contract value for fully benefit- responsive guaranteed interest account	279,043	141,296

NET ASSETS AVAILABLE FOR BENEFITS	$59,038,406	$55,716,542

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS
Investment Income
Net appreciation in fair value of investments (see note 3)	$2,698,627
Interest and dividends	227,116
Interest income on participant loans	360,581

Total investment income	3,286,324

Contributions
Participant contributions	6,008,049
Employer contributions of Employer securities	4,013,727
Participant rollovers	241,698

Total contributions	10,263,474

Total additions	13,549,798

DEDUCTIONS
Distributions and withdrawals	9,110,368
Administrative expenses and other	52,039

Total deductions	9,162,407

Net increase before net transfers to other Company plan	4,387,391

NET TRANSFERS TO OTHER COMPANY PLAN (see note 1)	(1,065,527)

Net increase	3,321,864

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	55,716,542

End of year	$59,038,406

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 — DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
On October 1, 1996, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, covering all union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.
Plan and Trust Administration
The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Investors Bank & Trust Company, which was acquired by State Street Corporation (the “Trustee”) in July 2007.
Plan Amendments
Effective January 1, 2007, the Plan was amended to change the Plan Administrator to the Stillwater Mining Company Retirement Plan Committee.
Effective February 25, 2008, the Plan was amended to change the Plan’s default investment option to the Stillwater Aggressive Blend Fund, the Qualified Default Investment Alternative (QDIA).
Contributions
Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation, for the contribution period. The Company matching contribution may be made in Company common stock or cash. During 2007, all Company matching contributions were made in the form of common stock. Each participant also had the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.
The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There was no discretionary contribution made during the year ended December 31, 2007.
During 2007, certain participants age 50 and over made catch-up contributions totaling $26,972.
Participant Accounts
Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, (c) discretionary contributions by the Company, and (d) an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Investment Options
Upon enrollment in the Plan, a participant directs contributions to any investment option offered. Participants may change their investment options and make transfers between investment options daily.
Vesting
Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon. Vesting in Employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service.
Participant Loans
Participant loans shall not exceed the lesser of: (a) $50,000 (reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2007 and 2006 ranged from 6.00% to 10.25%. Participant loans mature between January 2008 and September 2017.
Payment of Benefits
Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participants or their beneficiaries. Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an individual retirement account (IRA). Accounts which are $1,000 or less are automatically distributed in a lump-sum.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future Company matching contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $444,171 and $323,965, respectively. During 2007, $393,031 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2007 totaled $32,611. The amount of forfeitures used to pay administrative expenses in 2007 totaled $16,360. The amount of forfeitures used to reduce Employer matching contributions in 2007 totaled $289,076.
Plan to Plan Transfers
Net transfers to the other Company plan consisted of $1,065,527 of net transfers to the Stillwater Mining Company 401(k) Plan for the year ended December 31, 2007. The Stillwater Mining Company 401(k) Plan covers non-union employees of the Company (as defined by the Plan document) and, therefore, transfers to and from this Plan occur when the union membership status of an employee changes.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year. Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in the blended investment funds, which is valued as described below. The fair value of the guaranteed interest account is calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see note 5). The market value formula used by MassMutual is the same as a serial bond valuation formula for a bond which repays its original principal in installments, pays interest on the outstanding principal, and is being valued in the current interest rate environment. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade date basis.
(continued on next page)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.
Expenses of the Plan
The Company may pay expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, may be paid by the Company.
Payment of Benefits
Benefits are recorded when paid by the Plan.
NOTE 2 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
In 2007 and 2006, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), which is a benefit-responsive investment contract with MassMutual, a party-in-interest to the Plan (see note 5). MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest account issuer is contractually obligated to repay the principal and interest at a specified rate that is guaranteed to the Plan.
As described in Note 1, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting interest rate was 4% as of December 31, 2007 and 2006.
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(continued on next page)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

The issuer may terminate the guaranteed interest account with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the Internal Revenue Code, or a termination or partial termination of the Plan. For termination or partial termination of the Plan, the issuer may terminate at a settlement amount other than the contract value.

Average Yields	2007	2006

Based on actual earnings	4.195%	4.112%
Based on interest rate credited to participants	4.195%	4.112%
NOTE 3 — INVESTMENTS
The following presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007		2006
	# of		# of
	shares,		shares,
	units or		units or
	loans	Fair Value	loans	Fair Value

Stillwater Unitized Stock Fund	1,409,352	$8,912,351	1,366,209	$11,064,206

Mutual Funds
American Funds Growth Fund of America	199,804	6,697,416	196,291	6,369,627
Davis Large Cap Value Fund	433,665	5,459,838	423,588	5,455,815
American Funds EuroPacific Growth Fund	100,567	5,034,371	92,188	4,231,413
Oppenheimer Developing Market Fund	98,034	4,769,377	89,790	3,700,258
Baron Growth Fund	79,039	4,004,885	80,859	4,033,235

		25,965,887		23,790,348

Guaranteed interest account	495,997	5,331,598	447,272	4,714,784
Participant loans	737	3,668,259	722	3,770,534

		8,999,857		8,485,318

Other investments less than 5% of the Plan’s net assets		14,541,568		11,571,429

		$58,419,663		$54,911,301

(continued on next page)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$(1,568,509)
Mutual funds	4,267,136

$2,698,627

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.
NOTE 5 — RELATED PARTY TRANSACTIONS
MassMutual Retirement Services, the record keeper of the Plan, is a division of MassMutual. Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see note 2). These transactions qualify as exempt party-in-interest transactions.
The Company made matching contributions in Company common stock of $4,013,727 (363,495 shares) during the year ended December 31, 2007. At December 31, 2007 and 2006, the Plan held $8,488,148 (878,690 shares) and $10,724,135 (858,618 shares), respectively, of common stock; and $424,203 and $340,071, respectively, of interest-bearing cash, in a unitized Company stock fund.
At December 31, 2007 and 2006, the Plan had Employer contributions receivable of $336,013 and $411,596, respectively.
At December 31, 2007 and 2006, the Plan held loans from participants totaling $3,668,259 and $3,770,534, respectively. Interest income on these loans was $360,581 for 2007.
NOTE 6 — TAX STATUS
The Internal Revenue Service issued a determination letter dated January 31, 2008 stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.
NOTE 7 — NONEXEMPT TRANSACTIONS
During 2006, there was an unintentional delay by the Company in submitting certain employee contributions in the amount of $21 to the Trustee. The Company reimbursed the Plan for lost interest in the amount of $3 in 2007.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2007

Plan	Participant Contributions	Total that onstitute
Year	Transferred Late to Plan	Nonexempt Prohibited Transactions
2007	$0	$0
2006	21	21
See Report of Independent Registered Public Accounting Firm

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c) Description of
		investment
		including maturity
		date, rate of
		interest, collateral,	Number of		(e)
	(b) Identity of issue, borrower, lessor,	par or maturity	Units/	(d)	Current
(a)	or similar party	value	Shares	Cost	Value
	American Funds Growth Fund of America	Mutual Fund	199,804	N/A	$6,697,416
	Davis Large Cap Value Fund	Mutual Fund	433,665	N/A	5,459,838
	American Funds EuroPacific Growth Fund	Mutual Fund	100,567	N/A	5,034,371
	Oppenheimer Developing Market Fund	Mutual Fund	98,034	N/A	4,769,377
	Baron Growth Fund	Mutual Fund	79,039	N/A	4,004,885
	PIMCO Total Return Fund	Mutual Fund	227,097	N/A	2,427,668
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	142,805	N/A	2,144,931
	Oppenheimer Main Street Fund	Mutual Fund	30,684	N/A	1,125,183
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	29,207	N/A	1,103,428
	Northern Trust Indexed Equity Fund	Mutual Fund	61,238	N/A	829,156
	Oppenheimer Champion Income Fund	Mutual Fund	57,100	N/A	507,048
	T. Rowe Price Small Company Value Fund	Mutual Fund	25,782	N/A	327,429

	Stillwater Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	11,024	N/A	369,517
	Davis Large Cap Value Fund	Mutual Fund	27,908	N/A	351,364
	Northern Trust Indexed Equity Fund	Mutual Fund	12,918	N/A	174,914
	Oppenheimer Main Street Fund	Mutual Fund	4,768	N/A	174,825
	Oppenheimer Champion Income Fund	Mutual Fund	16,497	N/A	146,487
	PIMCO Total Return Fund	Mutual Fund	13,823	N/A	147,768
	Oppenheimer Developing Market Fund	Mutual Fund	2,612	N/A	127,076
	American Funds EuroPacific Growth Fund	Mutual Fund	2,536	N/A	126,935
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	2,575	N/A	97,312
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	5,185	N/A	77,881
	Baron Growth Fund	Mutual Fund	1,534	N/A	77,752
	T. Rowe Price Small Company Value Fund	Mutual Fund	6,110	N/A	77,599

			139,488		1,949,430

	Stillwater Conservative Blend:
	PIMCO Total Return Fund	Mutual Fund	80,662	N/A	862,277
*	Guaranteed Interest Account (at contract value)	Insurance Contract	30,424	N/A	343,090
	American Funds Growth Fund of America	Mutual Fund	3,557	N/A	119,232
	Davis Large Cap Value Fund	Mutual Fund	8,148	N/A	102,580
	Northern Trust Indexed Equity Fund	Mutual Fund	3,771	N/A	51,067
	Oppenheimer Main Street Fund	Mutual Fund	1,392	N/A	51,047
	Oppenheimer Developing Market Fund	Mutual Fund	880	N/A	42,798
	American Funds EuroPacific Growth Fund	Mutual Fund	854	N/A	42,731
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	902	N/A	34,084
	Baron Growth Fund	Mutual Fund	672	N/A	34,060
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	1,135	N/A	17,050
	T. Rowe Price Small Company Value Fund	Mutual Fund	1,338	N/A	16,995

			137,468		$1,717,011

See Report of Independent Registered Public Accounting Firm
(continued on next page)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c) Description of
		investment
		including maturity
		date, rate of
		interest, collateral,	Number of		(e)
	(b) Identity of issue, borrower, lessor,	par or maturity	Units/	(d)	Current
(a)	or similar party	value	Shares	Cost	Value
	Stillwater Moderate Blend:
	PIMCO Total Return Fund	Mutual Fund	53,966	N/A	$576,898
	American Funds Growth Fund of America	Mutual Fund	6,797	N/A	227,828
	Davis Large Cap Value Fund	Mutual Fund	15,568	N/A	196,005
	Oppenheimer Main Street Fund	Mutual Fund	3,103	N/A	113,785
	Northern Trust Indexed Equity Fund	Mutual Fund	7,206	N/A	97,575
*	Guaranteed Interest Account (at contract value)	Insurance Contract	7,311	N/A	82,449
	Oppenheimer Developing Market Fund	Mutual Fund	1,513	N/A	73,609
	American Funds EuroPacific Growth Fund	Mutual Fund	1,469	N/A	73,517
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	3,254	N/A	48,874
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	1,293	N/A	48,853
	Baron Growth Fund	Mutual Fund	963	N/A	48,800
	T. Rowe Price Small Company Value Fund	Mutual Fund	3,835	N/A	48,703

			124,765		1,636,896

	Stillwater Ultra-Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	5,423	N/A	181,784
	Davis Large Cap Value Fund	Mutual Fund	13,236	N/A	166,644
	Oppenheimer Main Street Fund	Mutual Fund	2,367	N/A	86,831
	Northern Trust Indexed Equity Fund	Mutual Fund	5,833	N/A	78,981
	Oppenheimer Developing Market Fund	Mutual Fund	1,225	N/A	59,592
	American Funds EuroPacific Growth Fund	Mutual Fund	1,189	N/A	59,535
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	2,634	N/A	39,565
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	1,047	N/A	39,547
	Baron Growth Fund	Mutual Fund	779	N/A	39,493
	T. Rowe Price Small Company Value Fund	Mutual Fund	3,104	N/A	39,416

			51,721		791,388

	Stillwater Unitized Stock Fund:
*	Stillwater Mining Company	Common Stock	878,690	N/A	8,488,148
	Interest Bearing Cash		424,203	N/A	424,203

			1,409,352		8,912,351

*	Participant Loans	Interest rates from	737	N/A	3,668,259
		6.00% to 10.25%

	Non-Interest Bearing Cash				1,737
*	Guaranteed Interest Account (at contract value)	Insurance Contract	495,997	N/A	5,590,904

					$58,698,706

*	Party-in-interest to the Plan
See Report of Independent Registered Public Accounting Firm
Note: Amounts for column (d) are not required as the investments are participant directed.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
EXHIBIT INDEX

Exhibit	Document
23.1	Consent of Tanner LC, Independent Registered Public Accounting Firm